Exhibit 99.5

Fortuna reports consolidated financial results for the second quarter 2020

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, August 13, 2020: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net loss of $5.7 million, adjusted EBITDA of $9.4 million, and free cash flow from ongoing operations of $0.2 million for the second quarter of 2020.

Jorge A. Ganoza, President and CEO, commented, “Although the unprecedented volatility and government mandated shutdowns during the second quarter have resulted in a $5.7 million net loss, our cost and investment reduction plans have allowed us to maintain a neutral free cash flow position from ongoing operations.” Mr. Ganoza continued, “We continue to face challenges under the current environment, but remain optimistic as we adapt and refine our plans to cope with COVID-19 related constraints. ” Mr. Ganoza added, “At Lindero we look forward to the start of heap irrigation as we advance towards a first gold pour at the end of the third quarter.”

Second quarter 2020 highlights

•	Sales of $44.5 million, compared to $67.9 million in Q2 2019
•	Net loss of $5.7 million, compared to net income of $10.3 million in Q2 2019
•	Adjusted net loss[1] of $5.1 million, compared to adjusted net income[1] of $7.2 million in Q2 2019
•	Adjusted EBITDA[1] of $9.4 million, compared to $27.2 million in Q2 2019
•	Free cash flow from ongoing operations[1] of $0.2 million, compared to $15.4 million in Q2 2019
•	Silver and gold production of 1,273,922 ounces and 7,099 ounces, respectively
•	AISC/oz Ag Eq2 for the San Jose Mine and the Caylloma Mine was $11.18 and $15.81, respectively

Notes:

1.	Refer to non-GAAP financial measures and Forward-Looking Statements at the end of this news release
2.	AISC oz Ag Eq calculated at realized metal prices of $1,727/oz Au, $17.03/oz Ag, $0.75/lb Pb, and $0.89/lb Zn

Second quarter government mandated COVID-19 related constraints’ impact on operations

In April 2020, the Company withdrew its production and cost guidance for the year until further notice due to the uncertainties related to the impact caused by COVID-19 constraints on the Company's business and operations (refer to Fortuna news release dated April 2, 2020).

Operations at the San Jose Mine were suspended for 54 days, from April 2 to May 25, due to government mandated industry wide constraints related to the rapid spread of COVID-19 (refer to Fortuna news release dated May 26, 2020). Production at the Caylloma Mine, despite government mandated COVID-19 restrictions, were not disrupted. The mine initially operated by drawing ore from its coarse ore stockpile, and as the stockpile decreased, the mine re-started using a reduced task force (refer to Fortuna news release dated April 27, 2020). On March 19, 2020, construction activities at the Lindero gold Project were temporarily halted. On April 28, the Company submitted and received approval to its Minimum Emergency Operations Program which permitted the Company to resume construction activities (refer to Fortuna news release dated May 8, 2020).

Second Quarter 2020 Consolidated Results

Consolidated Metrics	Q2 2020	Q2 2019	Q2 2020 YTD	Q2 2019 YTD
(Expressed in $ millions except per share information)
Sales	$44.5	$67.9	$92.0	$126.9
Mine operating income	13.8	23.0	21.2	44.5
Operating income	(1.3)	15.7	0.5	26.6
Net income (loss)	(5.7)	10.3	(10.2)	12.5
Earnings (loss) per share - basic	(0.03)	0.07	(0.06)	0.08

Adjusted net income (loss)[1]	(5.1)	7.2	(7.3)	15.6
Adjusted EBITDA[1]	9.4	27.2	25.4	51.1
Net cash provided by operating activities	3.4	24.0	16.7	27.9
Free cash flow from ongoing operations[1]	0.2	15.4	14.3	17.5
Capex
Sustaining	2.1	4.8	5.6	9.4
Non-sustaining	0.1	1.0	0.2	1.7
Lindero	4.9	62.0	26.3	92.9
Brownfields	0.2	1.8	1.8	3.0

	June 30, 2020	Dec 31, 2019
Cash and cash equivalents	$76.7	$83.4

Note:

        1.  Refer to non-GAAP financial measures and Forward-Looking Statements at the end of this news release

Sales for the three months ended June 30, 2020 were $44.5 million, a 34% decrease from the $67.9 million reported in the second quarter of 2019. The decrease was due primarily to the impact of a 54-day government mandated suspension of operations at the San Jose Mine resulting in a $20.4 million decrease in sales as silver and gold sales volume decreased 56% and 53%, respectively, despite higher metal prices compared to the same period in 2019. Two other factors that lead to lower sales were lower lead and zinc prices and higher treatment charges.

The Company recorded an operating loss of $1.3 million for the three months ended June 30, 2020 compared to $15.7 million in operating income for the same period in 2019. The swing to an operating loss was due primarily to the significant reduction in sales due to the impact of government mandated COVID-19 related restrictions and $2.0 million spent on care and maintenance costs incurred during the temporary suspension of operations at San Jose, a $6.4 million increase in share-based payment expense due to mark-to-market effect of stock price increase over the quarter, and $2.8 million in foreign exchange losses on a weaker Mexican and Argentine Pesos.

The $1.3 million operating loss described above was offset by $2.2 million of Argentine Pesos denominated investment gains from cross border trades, resulting in positive income before income taxes of $0.6 million. A net loss for the quarter of $5.7 million (Q2 2019: net income of $10.3 million) was recorded after deducting $6.2 million of income tax provision. The devaluation of the Mexican Peso had a negative impact on our income tax provision in the quarter of $2.0 million, of which $1.2 million was a deferred tax effect.

Net cash provided by operating activities for the three months ended June 30, 2020 decreased 86% to $3.4 million compared to $24.0 million in the second quarter of 2019. The decrease was due to reduced cashflows from San Jose as well as negative changes in working capital as a result of timing of settlement of trade receivables and payables.

Free cash flow from ongoing operations for the three months ended June 30, 2020 was $0.2 million compared to $15.4 million in the second quarter of 2019. The decrease was due primarily to the decrease in cashflow generation from the San Jose Mine as a result of a government mandated temporary suspension of mining operations.

Capital resources and liquidity

Total liquidity available to the Company as of June 30, 2020 was $132.0 million, which includes $55.0 million of available credit under our $150.0 million credit facility. At the end of the quarter, the Company had cash and cash equivalents of $76.7 million (December 31, 2019: $83.4 million), a decrease of $6.7 million since the start of the year. During the second quarter of 2020, the Company completed an equity financing for gross proceeds of $69.0 million and paid down $55.0 million of the revolving credit facility.

Lindero Project

Construction at the Lindero gold Project is approximately 97% complete as at June 30, 2020.

The following table summarizes spending on construction and preproduction related costs for the six months ended June 30, 2020:

Lindero Construction capital expenditures and total spending

		Six months
	Cumulative to	ended
(Expressed in $ millions)	December 31, 2019	June 30, 2020[2]	Total
Construction capital expenditures	$268.2	$26.2	$294.4
Contractor advances and deposits on equipment, net of transfers	10.5	(4.2)	6.3
Total Construction Spending	278.7	22.0	300.7
Preproduction costs	8.0	14.3	22.3
Sustaining spare parts, supplies and materials inventory	6.2	5.2	11.4
Other costs [1]	4.5	2.7	7.2
Total Lindero Project Costs[2]	$297.4	$44.2	$341.6

Note:

1.	Consists of Argentina financial transaction taxes, contractor advances for operations and other costs
2.	$16.9 million of construction trade payables were unpaid as of the end of the second quarter 2020

As of June 30, 2020, the Company estimates the remaining funding required to complete the Project, inclusive of pre-production expenditures, working capital and value added tax payments to be in the range of $55.0 to $60.0 million up to the start of gold sales during the commissioning of the mine in the fourth quarter of 2020. Commercial production is expected to be in the first quarter of 2021.

Second Quarter 2020 Consolidated Results

San Jose Mine, Mexico

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Mine Production
Tonnes milled	160,151	271,016	406,977	527,658
Average tonnes milled per day	1,799	3,045	2,313	3,003

Silver
Grade (g/t)	220	273	217	270
Recovery (%)	91	91	91	91
Production (oz)	1,029,049	2,157,225	2,599,250	4,156,718
Metal sold (oz)	1,025,242	2,317,922	2,618,796	4,174,210
Realized price ($/oz)	17.28	14.85	16.56	15.19

Gold
Grade (g/t)	1.42	1.68	1.37	1.70
Recovery (%)	91	90	91	90
Production (oz)	6,654	13,204	16,284	25,945
Metal sold (oz)	6,703	14,263	16,480	25,975
Realized price ($/oz)	1,728	1,311	1,635	1,313

Unit Costs
Production cash cost ($/t)	65.98	68.99	69.10	68.83
Production cash cost ($/oz Ag Eq)[1,2]	6.94	6.23	7.30	6.32
Unit net smelter return ($/t)	170.72	170.15	160.77	172.14
AISC ($/oz Ag Eq)[1,2]	11.18	9.26	10.87	8.98

Notes:
1.	Production cash cost Ag Eq and AISC Ag Eq are calculated using realized metal prices for each period respectively
2.	Production cash cost, production cash cost Ag Eq, and AISC Ag Eq are non-GAAP financial measures; refer to non-GAAP financial measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The San Jose Mine produced 1,029,049 ounces of silver and 6,654 ounces of gold in the second quarter of 2020, which were 52% and 50% lower than the comparable quarter in 2019. Lower silver and gold production was attributed to a 54-day government mandated temporary suspension of operations and to mining lower grade material.

Cash cost per tonne of processed ore decreased 4% to $65.98 per tonne compared to $68.99 per tonne for the comparable quarter in 2019. The decreased cash cost was due to lower milling costs related to tailings disposal and energy costs, and lower execution of community support activities. Cash costs incurred during the temporary suspension of operations were reported as care and maintenance costs for a total amount of $2.0 million during the quarter.

Caylloma Mine, Peru

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Mine Production
Tonnes milled	134,172	133,548	266,913	263,698
Average tonnes milled per day	1,525	1,501	1,500	1,498

Silver
Grade (g/t)	72	64	69	65
Recovery (%)	79	84	83	84
Production (oz)	244,873	230,000	493,984	463,836
Metal sold (oz)	275,085	233,463	487,562	471,332
Realized price ($/oz)	16.06	14.89	16.73	15.23

Lead
Grade (%)	2.77	2.61	2.86	2.67
Recovery (%)	83	91	86	91
Production (000's lbs)	6,777	6,975	14,499	14,148
Metal sold (000's lbs)	7,696	7,110	14,312	14,341
Realized price ($/lb)	0.75	0.86	0.80	0.89

Zinc
Grade (%)	4.29	4.22	4.43	4.30
Recovery (%)	87	90	87	90
Production (000's lbs)	10,977	11,173	22,797	22,469
Metal sold (000's lbs)	11,859	10,924	22,371	22,193
Realized price ($/lb)	0.89	1.25	0.93	1.24

Unit Costs
Production cash cost ($/t)	74.92	86.11	77.86	82.83
Production cash cost ($/oz Ag Eq)[1,2]	14.04	10.27	13.88	9.79
Unit net smelter return ($/t)	91.17	134.52	102.12	140.70
AISC ($/oz Ag Eq)[1,2]	15.81	13.48	16.28	13.20

Notes:

1.	Production cash cost Ag Eq and AISC Ag Eq are calculated using realized metal prices for each period respectively
2.	Production cash cost, production cash cost Ag Eq, and AISC Ag Eq are non-GAAP financial measures; refer to non-GAAP financial measures in the associated MD&A for a description and calculation of these measures

Quarterly Results

The Caylloma Mine produced 6.8 million pounds of lead and 11.0 million pounds of zinc during the second quarter of 2020, which were 3% and 2% lower than the comparable quarter in 2019. The lower production was due primarily to lower metallurgical recovery despite a 6% and 2% higher head grade for lead and zinc, respectively. Silver production totaled 244,873 ounces with an average head grade of 72 g/t, which was 6% higher than the 230,000 ounces with an average head grade of 64 g/t for the comparable quarter in 2019.

Cash cost per tonne of processed ore was $74.92, which was 13% lower than the $86.11 cash cost per tonne for the comparable quarter in 2019. The lower cash cost was due primarily to reduced mining operations resulting from COVID-19 restrictions and cost reduction initiatives implemented during the second quarter.

Non-GAAP Financial Measures

The following tables represent the calculation of certain non-GAAP financial measures as referenced in this news release.

Reconciliation to Adjusted Net Income (loss) for the three and six months ended June 30, 2020 and 2019

(Expressed in $ millions, except per share information)	Q2 2020	Adjust.	Q2 2020 Adjusted	Q2 2019	Adjust.	Q2 2019 Adjusted
Sales	$44.5	$-	$44.5	$67.9	$-	$67.9
Cost of sales	30.7	(0.1)	30.7	44.9	0.1	45.1
Mine operating income	13.8	0.1	13.8	23.0	(0.1)	22.8
General and administration	10.4	0.0	10.4	7.0	(0.1)	6.9
Exploration and evaluation	0.1	-	0.1	0.3	-	0.3
Share of loss from associates	0.0	(0.0)	-	0.1	(0.1)	-
Foreign exchange loss	2.6	(2.7)	(0.1)	(0.2)	0.7	0.5
Other expenses, net	1.9	0.0	2.0	0.1	0.0	0.1
Operating Income (loss)	(1.3)	2.7	1.5	15.7	(0.7)	15.1
Investment income	2.2	(2.2)	-	-	-	-
Interest income and finance costs, net	(0.3)	0.1	(0.3)	(0.1)	0.1	(0.0)
Gain (loss) on derivatives	-	-	-	0.3	0.3	0.6
Income before taxes	0.6	0.6	1.2	15.9	(0.3)	15.7
Income tax expense	6.2	0.0	6.2	5.7	2.8	8.5
Net income (loss) and adjusted net income (loss)	$(5.7)	$0.6	$(5.1)	$10.3	$(3.1)	$7.2

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

(Expressed in $ millions, except per share information)	Q2 2020 YTD	Adjust.	Q2 2020 YTD Adjusted	Q2 2019 YTD	Adjust.	Q2 2019 YTD Adjusted
Sales	$92.0	$-	$92.0	$126.9	$-	$126.9
Cost of sales	70.8	0.1	70.9	82.4	0.1	82.5
Mine operating income	21.2	(0.1)	21.1	44.5	(0.1)	44.4
General and administration	14.0	0.0	14.0	13.5	0.0	13.5
Exploration and evaluation	0.5	-	0.5	0.5	-	0.5
Share of loss from associates	0.1	(0.1)	-	0.1	(0.1)	-
Foreign exchange loss	3.9	(5.9)	(2.0)	3.5	(2.2)	1.2
Other expenses, net	2.2	(0.2)	2.1	0.3	0.0	0.3
Operating Income	0.6	6.1	6.5	26.6	2.2	28.9
Investment income	3.3	(3.3)	-	-	-	-
Interest income and finance costs, net	(0.7)	0.1	(0.6)	0.0	0.2	0.2
Gain (loss) on derivatives	-	-	-	(1.2)	2.6	1.4
Income before taxes	3.2	2.9	5.9	25.4	5.1	30.5
Income tax expense	13.3	(0.0)	13.3	12.9	-	14.9
Net income (loss) and adjusted net income (loss)	$(10.2)	$2.9	$(7.3)	$12.5	$3.1	$15.6

Note: Certain figures may not add due to rounding and certain comparative figures have been reclassified to conform to the current year presentation

Reconciliation to Adjusted EBITDA for the three and six months ended June 30, 2020 and 2019

(Expressed in $ millions)	Q2 2020	Q2 2019	Q2 2020 YTD	Q2 2019 YTD
Net income (loss) for the period	$(5.7)	$10.3	$(10.2)	$12.5
Adjustments:
Community support provision	-	-	(0.1)	-
Inventory adjustment	0.1	-	-	-
Foreign exchange loss, Lindero project	2.7	(0.7)	6.0	2.2
Net finance items	0.3	-	0.6	(0.2)
Depreciation, depletion, and amortization	8.9	11.4	20.5	20.5
Income taxes	6.2	5.7	13.3	12.9
Share of loss from associates	-	0.1	0.1	0.1
Investment income	(2.2)	-	(3.3)	-
Other non-cash items	(0.9)	0.4	(1.5)	3.1
Adjusted EBITDA	$9.4	$27.2	$25.4	$51.1

Reconciliation to Free cash flow from ongoing operations for the three and six months ended June 30, 2020 and 2019

(Expressed in $ millions)	Q2 2020	Q2 2019	Q2 2020 YTD	Q2 2019 YTD
Net cash provided by operating activities	$3.4	$24.0	$16.7	27.9
Less: Change in long-term receivables	(0.4)	-	(0.6)	1.5
Less: Additions to mineral properties, plant and equipment	(3.3)	(4.7)	(8.3)	(13.3)
Add: Contractor advances for plant and equipment	-	(0.3)	-	(0.6)
Less: Advances applied to plant and equipment	-	0.3	-	0.5
Less: Current income tax expense	(4.0)	(9.9)	(10.0)	(18.5)
Add: Income taxes paid	4.5	6.0	16.5	20.0
Free cash flow from ongoing operations	$0.2	$15.4	$14.3	$17.5

The financial statements and MD&A are available on SEDAR and on the Company's website:

https://www.fortunasilver.com/investors/financials/2020/.

Conference call to review second quarter 2020 financial and operational results

A conference call to discuss the financial and operational results will be held on Friday, August 14, 2020 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/36036 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Friday, August 14, 2020

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.844.369.8770

Dial in number (International): +1.862.298.0840

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 36036

Playback of the conference call will be available until August 28, 2020. Playback of the webcast will be available until August 14, 2021. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2020/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the construction of the mine at the Lindero Project and the related costs of construction, timing of commissioning, and timing of first dore pour and commencement of commercial production; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; changes in general economic conditions and financial markets; changes in prices for silver and other metals; fluctuation in foreign exchange rates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna's mining and mine development activities; delays in the construction at the Lindero Project, delays in the commissioning or commencement of commercial production at the Lindero Project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost silver equivalent; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; free cashflow from ongoing operations; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.